Alan M. Gilbert

Direct Dial: (612) 672-8381

Direct Fax: (612) 642-8381

alan.gilbert@maslon.com

December 7, 2021

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Bradley Ecker
Mr. Jay Ingram

Re:	Fresh Grapes, LLC (to be converted to Fresh Vine Wine, Inc.) (the “Company”)

Registration Statement on Form S-1

Filed November 12, 2021

File No. 333-261037

Ladies and Gentlemen:

This letter will respond on behalf of Fresh Grapes, LLC (the “Company”) to the comment letter dated December 6, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the above referenced Registration Statement on Form S-1 filed by the Company on November 29, 2021 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commission, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement reflecting the revisions described in this letter as well as certain other updated information. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 2.

For your convenience, the Company is supplementally providing to the staff of the Commission a copy of Amendment No. 2, which has been marked to indicate the changes from the Registration Statement filed with the Commission on November 29, 2021.

U. S. Securities and Exchange Commission

December 7, 2021

Form S-1/A filed November 29, 2021

Summary of Historical Financial Data

Balance Sheet Data, page 11

1.	We note your tabular presentation includes a column with the heading “December 31, 2021” and 2019 information appears to be labeled as December 31, 2020. Please modify your header information accordingly.

Reading from left to right, the column headings to the tabular presentation of the Summary Balance Sheet Data have been revised to refer to December 31, 2020, December 31, 2019 and September 30, 2021, respectively.

Capitalization, page 36

2.	Please correct your total actual capitalization amount or otherwise explain how you have determined the amount. It appears the amount presented is a typographical error of your pro forma total capitalization.

The total actual capitalization amount has been corrected to equal a positive $1,189,438 (without brackets), consistent with the pro forma total capitalization.

3.	Please explain the amount presented for related party payables in your capitalization table. The amount presented in your interim balance sheet as of September 30, 2021 is approximately $2.1 million. In addition, we note a related party promissory note for $216,000 in your interim balance sheet which appears to be excluded from your capitalization. Please explain these discrepancies and omissions or otherwise revise your presentation.

As reflected in the Company’s interim balance sheet as of September 30, 2021, the Company had amounts due to related parties of $2,099,037 and amounts due from related party of $485,444. The resulting amount of net outstanding related party payables as of September 30, 2021 was $1,613,595. It is this net amount of related party payables that the Company intends to repay using a portion of the proceeds from its initial public offering. The Company has amended the disclosure in Amendment No. 2 to clarify that the amount of related party payables is a net amount.

The $216,000 related party promissory note outstanding at September 30, 2021 resulted from a loan obtained by the Company from a less than 5% equity holder who is not an employee, officer or director of the Company. The Company has amended the capitalization table on page 36 of Amendment No. 2 to add “promissory note – related party” as an additional line item. A similar $216,000 promissory note was issued to a different less than 5% equity holder in October 2021, which is reflected as a subsequent event in the interim financial statements. The Company has also made amendments in Amendment No. 2 to reflect repayment of these notes out of the proceeds from this offering, both in the prospectus summary on page 8 and under “Use of Proceeds” on page 34. The “Dilution” calculations have also been updated to take into account the repayment of these promissory notes out of the proceeds from this offering.

U. S. Securities and Exchange Commission

December 7, 2021

4.	Please explain to us how you determined your tangible net book value per share is $.04 per share, given your net tangible book value is a negative amount. In addition, it is unclear what share amount you are using in your determination as of September 30, 2021. Please advise us of the denominator used in your calculation.

As of September 30, 2021, the Company had a net tangible book value of $(0.43) million. Also as of September 30, 2021, the Company had outstanding 1,614,615 units representing member interests. On a pro forma basis after giving effect the LLC Conversion, these units equate to 10,000,013 shares of common stock. Using this share amount as the denominator in the calculation of net tangible book value per share, the resulting net tangible book value per share of the Company at September 30, 2021 was $(0.04). The Dilution table set forth on page 38 of Amendment No. 2 has been amended to reflect such net tangible book value per share.

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (612) 672-8381 or alan.gilbert@maslon.com.

Sincerely,

/s/ Alan Gilbert
Alan M. Gilbert

cc:	Damian Novak (Fresh Grapes, LLC)

Timothy Michaels (Fresh Grapes, LLC)

Elliot Savoie (Fresh Grapes, LLC)

Ryan C. Brauer (Fredrikson & Byron, P.A.)